UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Lufax Holding Ltd

(Name of Subject Company)

Lufax Holding Ltd

(Names of Persons Filing Statement)

Ordinary shares, par value US$0.00001 per share

(Title of Class of Securities)

G5700Y 209

(CUSIP Number of Class of Securities)

American depositary shares (“ADSs”), each representing two ordinary shares

(Title of Class of Securities)

54975P 201

(CUSIP Number of Class of Securities)

Rusheng Yang

Chairman of the Independent Board Committee

Building No. 6

Lane 2777, Jinxiu East Road

Pudong New District, Shanghai

People’s Republic of China

+86 21-3863-6278

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes thereto, the “Schedule 14D-9”) as originally filed on September 27, 2024, and subsequently amended by an Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed on October 16, 2024, with the SEC by Lufax Holding Ltd (the “Company”), a Cayman Islands exempted company. Capitalized terms used herein and not defined have the meanings ascribed to them in the Schedule 14D-9, and heading references herein refer to the Schedule 14D-9.

The Schedule 14D-9 relates to the Offer by An Ke Technology and Ping An Overseas Holdings to acquire all of the outstanding ordinary shares and ADSs of the Company, other than the ordinary shares and ADSs owned by An Ke Technology and Ping An Overseas Holdings and their affiliates, at a purchase price of US$1.127 per ordinary share and US$2.254 per ADS, net to the seller in cash, without interest and less taxes required to be withheld. The Offer is disclosed in the Tender Offer Statement on Schedule TO (as amended and supplemented by an Amendment No. 1 to the Schedule TO filed on October 16, 2024) filed by An Ke Technology, Ping An Overseas Holdings and Ping An Insurance with the SEC on September 27, 2024, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated September 27, 2024 (as amended and supplemented by the Amended and Restated Offer to Purchase for Cash dated October 16, 2024) and the related Letter of Transmittal, Blue Form of Acceptance and White Form of Acceptance.

The Offer closed at 4:00 a.m. on October 28, 2024 (New York time) and was not further revised or extended by the Offerors. The announcement of the Offer results has been filed as Exhibit (a)(5) hereto and is incorporated herein by reference.

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 2 by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section after the last paragraph:

“Expiration of Offering Period

The Offer closed at 4:00 a.m. on October 28, 2024 (New York time) and was not further revised or extended by the Offerors.

Prior to the expiration of the Offer, the Offerors received valid acceptances for 57,828 ADSs under the Offer, representing 115,656 ordinary shares of the Company, which constitutes approximately 0.01% of the total issued ordinary shares of the Company as of October 28, 2024.

The Offerors, Ping An Insurance and the Company issued a joint announcement regarding the expiration and results of the Offer, among other matters. The full text of this announcement is filed as Exhibit (a)(5) hereto and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby replaced in its entirety by the following:

The following Exhibits are filed herewith or incorporated herein by reference:

(a)(1)(A)*	Amended and Restated US Offer Document dated October 16, 2024 (incorporated by reference to Exhibit (a)(1)(A) to the Amendment No. 1 to the Schedule TO filed by the Offerors on October 16, 2024)

(a)(1)(B)*	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by the Offerors on September 27, 2024)

(a)(1)(C)*	US Form of Acceptance (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by the Offerors on September 27, 2024)

(a)(1)(D)*	Non-US Form of Acceptance (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by the Offerors on September 27, 2024)

(a)(2)*	Scrip Dividend Scheme in Relation to Special Dividend (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 6-K (File No. 001-39654) furnished with the SEC on June 12, 2024)

(a)(5)	Joint Announcement (1) Close of (I) Mandatory Unconditional Cash Offers (Triggered by Election of Lufax Special Dividend) by Morgan Stanley for and on Behalf of the Joint Offerors (I) to Acquire All Issued Lufax Shares and Lufax ADSs and Lufax Shares and Lufax ADSs to be Issued under the Lufax 2014 Share Incentive Plan and the Lufax 2019 Performance Share Unit Plan (Other Than Those Already Owned by the Offeror Group) and (II) to Cancel All Outstanding Lufax Options; and (II) Lufax PSU Arrangement with Respect to All Unvested Lufax PSUs; (2) Results of the Lufax Offers; and (3) Public Float of Lufax (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 6-K (File No. 001-39654) furnished with the SEC on October 28, 2024)

(c)(1)*	Composite Document (1) Mandatory Unconditional Cash Offers (Triggered by Election of Lufax Special Dividend) by Morgan Stanley for and on Behalf of the Joint Offerors (I) to Acquire All Issued Lufax Shares and Lufax ADSs and Lufax Shares and Lufax ADSs to be Issued Under the Lufax 2014 Share Incentive Plan and Lufax 2019 Performance Share Unit Plan (Other Than Those Already Owned by the Offeror Group) and (II) to Cancel All Outstanding Lufax Options; and (2) Lufax PSU Arrangement with Respect to All Unvested Lufax PSUs - Letter from the Lufax Independent Financial Adviser (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 6-K (File No. 001-39654) furnished with the SEC on September 27, 2024)

(c)(2)*	Joint Announcement (1) Mandatory Unconditional Cash Offers (Triggered by Election of Lufax Special Dividend) by Morgan Stanley for and on Behalf of the Joint Offerors (I) to Acquire All Issued Lufax Shares and Lufax ADSs and Lufax Shares and Lufax ADSs to be Issued Under the Lufax 2014 Share Incentive Plan and Lufax 2019 Performance Share Unit Plan (Other Than Those Already Owned by the Offeror Group) and (II) to Cancel All Outstanding Lufax Options; and (2) Lufax PSU Arrangement with Respect to All Unvested Lufax PSUs: Supplemental Announcement - No Change in the Advice of the Lufax Independent Financial Adviser (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 6-K (File No. 001-39654) furnished with the SEC on October 16, 2024)

(e)(1)*	Items 3, 6.A., 6.B., 6.C. and 7.B. of the Company’s Annual Report on Form 20-F (File No. 001-39654) for the year ended December 31, 2023, filed with the SEC on April 23, 2024

(g)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 28, 2024

Lufax Holding Ltd

By:	/s/ Rusheng Yang
	Name:	Rusheng Yang
	Title:	Chairman of the Independent Board Committee

4